PacifiCorp K Plus Employee Savings Plan

Financial Statements and Supplemental Schedule
For the Years Ended December 31, 2003 and 2002

PacifiCorp K Plus Employee Savings Plan

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule: *
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	10

*

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
PacifiCorp K Plus Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the PacifiCorp K Plus Employee Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Portland, Oregon June 25, 2004

PacifiCorp K Plus Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31,

	2003	2002

Assets:
Investments (Note 3)	$612,938,993	$482,893,481

Receivables:
Due from brokers for securities sold	219,831	2,458,594
Dividends and interest	77,735	563,714

Total receivables	297,566	3,022,308

Total assets	613,236,559	485,915,789
Liabilities - due to brokers for securities purchased	(1,797,351)	(4,058,268)

Net assets available for benefits	$611,439,208	$481,857,521

The accompanying notes are an integral part of these financial statements.

PacifiCorp K Plus Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Changes in net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$75,697,724
Dividends	11,212,734
Interest	6,274,517

Net investment income	93,184,975
Participant contributions	38,404,383
Employer contributions	18,702,971
Transfer from Employee Stock Ownership Plan	6,825,693

157,118,022

Participant withdrawals	27,317,360
Administrative expenses	218,975

27,536,335

Change in net assets available for benefits	129,581,687
Net assets available for benefits at beginning of year	481,857,521

Net assets available for benefits at end of year	$611,439,208

The accompanying notes are an integral part of these financial statements.

PacifiCorp K Plus Employee Savings Plan

Notes to Financial Statements

1.          Plan Description

The following brief description of the PacifiCorp K Plus Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

Effective January 1, 1988, PacifiCorp (the “Company”) and most of its subsidiaries (collectively, the “Employers”) adopted the Plan. The Plan is a tax-qualified Employee Savings Plan covering employees of the Employers, except employees identified as “casual employees” within the Employers’ payroll systems, employees covered by a collective bargaining agreement that does not provide for participation in the Plan, leased employees and temporary employees. Qualified employees of the Employers become eligible to participate after completing one month of service as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is sponsored by the Company and administered by a committee whose members are appointed by the Company (the “Administration Committee”). The assets of the Plan are held and invested by State Street Corporation Investor Services (“State Street”) (the “Plan Trustee”). During 2003, State Street acquired Deutsche Bank AG’s Global Securities Services.

Plan participants are able to direct the investment of their Plan holdings (employer and employee) into various investment options offered under the Plan. The investment options consist of mutual funds, ScottishPower American Depository Shares (“ScottishPower ADS”), a common and commingled trust fund and insurance contracts.

Effective May 2003, a new investment option was added to the Plan. Under this new investment option, participants may elect to invest a portion of their Plan account in a participant directed brokerage account established at an outside financial institution. In this account, participants may invest in a far broader range of individual securities and mutual funds than those offered in the core plan.

Contributions

Participants may elect to contribute a percentage of their pre-tax annual compensation as defined in the Plan (“Pre-Tax Contributions”). Different percentages can apply to separate employee groups, but prior to February 11, 2004, the maximum percentage was 25.0% of eligible compensation. Effective February 11, 2004, the maximum percentage was increased to 50.0% of eligible compensation.

Effective January 1, 2002, and in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), a participant who has attained the age of 50 prior to the end of the 2002 plan year, was eligible to make additional Pre-Tax Contributions to the plan up to $1,000. The dollar limit will be increased by $1,000 each plan year, reaching a maximum of $5,000 in 2006. For plan years after 2006, the limit will be increased by cost-of-living adjustments authorized by applicable law. No matching contributions are made by the Company with respect to these additional Pre-Tax Contributions. The additional Pre-Tax Contribution limit was $2,000 in 2003.

Each of the Employers makes an annual matching contribution for each participant (“Matching Contribution”). The Matching Contribution is a percentage of the participant’s Pre-Tax Contribution for the year, up to 6.0% of the participant’s compensation for the year. The Matching Contribution percentage is 50.0% or a percentage fixed in the Employer’s adoption statement, by resolution of the Board of Directors of the Employers and announced to participants, or pursuant to a collective bargaining agreement.

Effective May 1, 2002, the Plan was amended and Employers began making Matching Contributions in the form of cash rather than ScottishPower ADS. These contributions are directed into the same fund(s) in which each participant invests their Pre-Tax Contributions. For bargaining unit employees, this same change became effective pursuant to agreement with the respective collective bargaining unit leadership.

Each Employer makes an annual fixed contribution to the Plan for each of its qualified employees (“Fixed Contribution”), regardless of whether the employees elect to participate in Pre-Tax and Matching Contributions. The Fixed Contribution is a percentage of eligible compensation as defined by the Plan, set by resolution of the Board of Directors of the Employer and announced to participants, or pursuant to a collective bargaining agreement. The Fixed Contribution percentage for 2003 and 2002 was generally 2.0% for each year. Participating Employers may elect to make different levels of Fixed Contributions.

Beginning September 1, 2002, Fixed Contributions were also made in cash rather than ScottishPower ADS. For bargaining unit employees, this change became effective pursuant to agreement with the respective collective bargaining unit leadership.

Vesting

Pre-Tax Contributions and Fixed Contributions are fully vested at all times. Matching Contributions are vested based upon each completed year of employment service as follows:

Years of service	Percent vested

Less than 1	0.0%
1	20.0
2	40.0
3	60.0
4	80.0
5 or more	100.0

Participant accounts

Each participant’s account is credited with Pre-Tax Contributions, Fixed Contributions, Matching Contributions, where applicable, and an allocation of the Plan’s net earnings or losses. Pre-Tax Contributions are credited based on the participant’s election. Matching Contributions are credited according to the formula defined in the Plan document, and Plan earnings are allocated based on participant account balances.

Effective September 1, 2002, participants were permitted to diversify their existing Employee Stock Ownership Plan (“ESOP”) accounts out of Scottish Power ADS and into the Plan. From the period of September 1, 2002 through August 31, 2004, each participant has the right to transfer portions of the Scottish Power ADS to the Plan. On August 31, 2004, all ScottishPower ADS remaining in the ESOP Program will be transferred to the Plan for ScottishPower ADS, from which participants may elect to transfer into other Plan funds. As of December 31, 2003, $6,825,693 was transferred from the ESOP to the Plan.

Participant withdrawals

Vested benefits are payable in a lump sum upon retirement, termination, death or disability. If the participant’s account balance exceeds $5,000, the participant may defer payment, or upon retirement, elect installment payments over a specified period of time not exceeding 15 years from the date of commencement of benefits. The Plan also provides for withdrawals due to financial hardship.

Participant loans

Participants may borrow from their account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50.0% of their vested account balance under the Plan. Loan terms range from one to five years, or up to

15 years for the purchase of a primary residence, except for some loans, which are transferred in from other plans, which maintain their existing terms. The loans bear interest at a rate commensurate with local prevailing rates and are secured by the balance in the participant’s account and an assignment of current pay of the participant sufficient to service the loan.

Plan termination

Although it has not expressed any intention to do so, the Company may wholly or partially terminate the Plan or direct the discontinuance of contributions at any time, subject to the provisions of ERISA. Upon terminating the Plan, the Company may either liquidate the assets or continue to pay benefits as they become payable under Plan provisions. If the assets are liquidated, the net assets (after payment of expenses) will be allocated among participants in proportion to their account balances. In the event of Plan termination, participants would become 100.0% vested in their Matching Contributions.

Forfeitures

Forfeitures in the Plan relate to the unvested portion of Matching Contributions attributable to participants who terminate employment. Amounts forfeited by terminating participants may be restored to the participant if the participant returns to work within a time period specified by the Plan. Forfeitures not restored to participants will be applied first to restore other prior forfeitures and then to pay Plan expenses. Any remaining forfeitures are reallocated to participants as additional Fixed Contributions. Forfeitures of terminated non-vested account balances were $10,056 at December 31, 2003.

2.          Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation

The investments in ScottishPower ADS are stated at fair value based on published market quotations at year-end. Each ScottishPower ADS represents four ordinary shares of ScottishPower common stock. The per share market values of the ScottishPower ADS were $27.18 at December 31, 2003 and $22.92 at December 31, 2002.

Investments in mutual funds are stated at fair value based on quoted market prices. Interest in the common and commingled trust fund reflects market value based upon the net asset value of the unit value of each specific fund. Temporary cash investments and participant loans are stated at cost, which approximates fair value.

The Plan’s investments in insurance contracts are stated at contract value, which represents contributions made under the contract, plus earnings, less withdrawals. Plan management believes that the contract value approximates fair value for the insurance contracts. The fair value of all investment contracts was $108,301,520 at December 31, 2003 and $105,461,077 at December 31, 2002. The average yield to maturity of the insurance contracts was 4.44% at December 31, 2003 and 5.52% at December 31, 2002. There were no valuation reserves at December 31, 2003 or 2002.

Fixed rate insurance contract crediting rates are applied as determined at the time of purchase and are constant until maturity. Variable or floating rate contracts’ crediting rates are reset from time to time to minimize the spread between market and book value for security-backed investments or to allow the general account investment to be interest rate responsive. The reset values for security backed investment rates are a function of contract value, market value, yield and duration. The average crediting interest rate was 4.67% at December 31, 2003 and 4.99% at December 31, 2002. Minimum crediting interest rates vary by contract.

Some insurance contracts contain contingencies that could lead to penalties being assessed on withdrawals from the contract that are the result of events initiated by the Company such as plan terminations, spin-offs or early retirement programs.

Investment transactions and investment income

Investment transactions are accounted for on the date the investments are purchased or sold (trade date). Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on these investments.

Payment of benefits

Benefits are recorded when paid. Net assets available for benefits included benefits of $499,385 at December 31, 2003 and $376,673 at December 31, 2002, due to participants who have withdrawn from participation in the Plan.

Administrative expenses

The Plan provides that each participating Employer may pay administrative costs and expenses of the Plan; those costs not paid by each Employer are paid from Plan assets.

Participant loans

Loan transactions are treated as a transfer between the investment funds and the Participant Loan Fund.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3.          Investments

The following investments represented 5.0% or more of the Plan’s net assets available for benefits:

December 31, 2003

ScottishPower ADS Fund, 3,338,884 shares	$90,750,867
Dodge & Cox Balanced Fund, 1,424,935 shares	104,077,225
Equity Index Fund, 14,832 shares	42,246,799
Pioneer Y Class Fund, 2,195,688 shares	83,633,778
Delaware Trend Fund, 3,574,439 shares	70,309,198
Stable Asset Fund, 104,797,985 shares	104,797,985

December 31, 2002

ScottishPower ADS common stock, 3,246,057 shares	$74,399,626
Dodge & Cox Balanced Fund, 1,188,335 shares	72,191,375
Equity Index Fund, 11,157 shares	24,665,545
Pioneer Y Class Fund, 2,098,210 shares	64,666,817
Delaware Trend Fund, 3,072,241 shares	45,161,948
PIMCO Total Return Fund, 2,898,360 shares	30,925,499
Stable Asset Fund, 100,245,425 shares	100,245,425

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $75,697,724 as follows:

Year ended December 31, 2003

Mutual funds	$52,321,228
ScottishPower ADS	14,016,904
Common and commingled trust fund	8,312,547
Other common stock and mutual funds	1,047,045

Net appreciation in fair value of investments	$75,697,724

4.          Party-in-Interest Transactions

Certain Plan investments are ScottishPower ADS and shares of funds managed by State Street. Indirectly, ScottishPower is the Plan Sponsor and State Street is the Plan Trustee, as defined by the Plan. Therefore, these transactions qualify as party-in-interest.

5.          Concentration of Risk

At December 31, 2003 and 2002, the Plan’s assets consist primarily of investments in financial instruments, including temporary cash investments, guaranteed investment contracts, ScottishPower ADS, mutual funds, a common and commingled trust fund and participant loans. The Plan does not require collateral or other security to support the investments in these financial instruments. These investments may subject the Plan to concentrations of risk, as from time-to-time, (a) cash balances exceed amounts insured by the Federal Deposit Insurance Corporation, (b) market values of securities are dependent on the ability of the issuers to honor contractual commitments, and (c) the value of ScottishPower ADS, mutual funds and the common and commingled trust fund are subject to changes in market values.

6.          Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated May 6, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

7.          Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,

	2003	2002

Net assets available for plan benefits per the financial statements	$611,439,208	$481,857,521
Amounts allocated to withdrawing participants	(499,385)	(376,673)

Net assets available for plan benefits per Form 5500	$610,939,823	$481,480,848

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year ended December 31, 2003

Participant withdrawals per the financial statements	$27,317,360
Add: Amounts allocated to withdrawing participants at December 31, 2003	499,385
Less: Amounts allocated to withdrawing participants at December 31, 2002	(376,673)

Participant withdrawals per Form 5500	$27,440,072

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Supplemental Schedule

PacifiCorp K Plus Employee Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003
EIN: 93-02-0246090
Plan: 009

(a)	(b) Identity of issue, borrower or similar party	(c) Description of investment (no. of shares or units or face value)	(d) Cost	(e) Current value

	Common Stock
*	The ScottishPower ADS Fund	3,338,884	**	$90,750,867

	Mutual Funds
	Dodge & Cox Balanced Fund - The Balanced Fund	1,424,935	**	104,077,225
	PIMCO Total Return Fund - The Bond Fund	2,299,767	**	24,630,511
	Pioneer Y Class - The Equity Fund	2,195,688	**	83,633,778
	Delaware Trend Fund - The Aggressive Equity Fund	3,574,439	**	70,309,198
	T. Rowe Price International Stock Fund - The International Equity Fund	1,240,406	**	14,252,259
	Vanguard Admiral Funds, Inc. - The Money Market Fund	12,813,707	**	12,813,706
	Life Path 2000 Fund	149,462	**	1,648,564
	Life Path 2010 Fund	327,620	**	4,029,723
	Life Path 2020 Fund	397,678	**	5,619,180
	Life Path 2030 Fund	341,492	**	4,825,278
	Life Path 2040 Fund	586,980	**	9,080,583

	Total Mutual Funds			334,920,005

	Self-Directed
	HarrisDirect	7,922,725		7,922,725

	Common and Commingled Trust Fund
	Equity Index Fund - The S&P 500 Index Fund	14,832	**	42,246,799

	Investments in Insurance Contracts - The Stable Asset Fund
	Security Life of Denver, 6.70%, due 4/27/2004	1,952,544	**	1,952,544
	Metropolitan Life Insurance Co., 6.55%, due 9/8/2004	2,008,823	**	2,008,823
	Monumental Life Ins. Co., 6.46%, due 6/1/2004	1,718,721	**	1,718,721
	Monumental Life Ins. Co., 6.38%, due 2/7/2005	1,344,157	**	1,344,157
	John Hancock Life Ins. 5.73%	2,535,605	**	2,535,605
	Bank of America	19,270,866	**	19,270,866
	Monumental Life Ins. Co.	9,709,419	**	9,709,419
	ING Life and Annuity	11,754,468	**	11,754,468
	JP Morgan Chase	19,271,307	**	19,271,307
*	State Street Bank	16,492,017	**	16,492,017
	UBS AG, 6.59%	12,797,217	**	12,797,217
*	State Street Bank/Invesco Instututional (n.a.), Synthetic
	Guarantee Investment Contract:
	Security Backed Investments, Variable Rates, due 6/15/2009-9/20/2012	6,040,034	**	6,040,034
	Synthetic Guaranteed Investment Contract Wrapper	(97,193)	**	(97,193)

	Total Investments in Insurance Contracts - The Stable Asset Fund			104,797,985

	Temporary Cash Investments
	Cash and cash equivalents	—	**	8,727,656

	Participant Loans
	Interest rates ranging from 5.0% to 12.0% and maturing from 2004 through 2018			23,572,956

	Total Investments			$612,938,993

*	Denotes a party-in-interest as defined by ERISA.
**	Cost omitted for participant directed investments.

SIGNATURES

THE PLAN. PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

PacifiCorp
Date: June 28, 2004	/s/	Daniel J. Rosborough

Daniel J. Rosborough Administrative Committee Secretary